Autocallable Securities Linked to the iShares® MSCI Emerging Markets Index Fund

Moderately Bullish ▪ Fee Based Accounts

Autocallable Securities Fact Sheet

Hypothetical Examples of Amounts Payable on the Securities
If the securities are called
Call Date	Call Settlement Date	Call Price	Redemption Amount (per $1,000 Face Amount of securities)
February 2, 2012	February 7, 2012	107.44%	$1,074.40
August 2, 2012	August 7, 2012	114.88%	$1,148.80
November 2, 2012	November 7, 2012	118.60%	$1,186.00
February 4, 2013	February 7, 2013	122.32%	$1,223.20
May 2, 2013	May 7, 2013	126.04%	$1,260.40
August 2, 2013 (Final Valuation Date)	August 7, 2013 (Maturity Date)	129.76%	$1,297.60

If the securities are not called
Fund Return	Payment at Maturity (per $1,000 Face Amount of securities)		Return on Securities
60.00%	N/A		N/A
40.00%	N/A		N/A
20.00%	N/A		N/A
0.00%	N/A		N/A
-5.00%	$1,000.00		0.00%
-10.00%	$1,000.00		0.00%
-20.00%	$1,000.00		0.00%
-30.00%	$700.00		-30.00%
-60.00%	$400.00		-60.00%
-100.00%	$0.00		-100.00%

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. If the securities are not automatically called, the payment at maturity of the securities will depend on whether a Knock-In Event occurs. If the Final Price is less than the Knock-In Price, your investment will be fully exposed to any decline in the price of the Fund as compared to the Initial Price, and you could lose up to 100% of your initial investment.

YOUR APPRECIATION POTENTIAL IS LIMITED TO THE CALL PRICE— The appreciation potential of the securities is limited to the pre-specified Call Price on the relevant Call Date, regardless of the performance of the Fund. In addition, since the securities could be called as early as the first Call Date, the term of your investment could be short, and your return on the securities could be less than if the securities were called at a later date. Following an early call, there is no guarantee that you would be able to reinvest the proceeds in an instrument with a comparable return.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Fund and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Fund on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Fund. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks held by the Fund or holders of shares of the Fund would have.

THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Fund. See “Description of Securities – Anti-Dilution Adjustments for Funds” in the accompanying product supplement.

ADJUSTMENTS TO THE FUND OR TO THE INDEX COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES — Blackrock Fund Advisors (“BFA”) is the investment advisor to the Fund, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Index. The stocks included in the Index are selected by MSCI Inc. (“MSCI”). MSCI can add, delete or substitute the stocks underlying the Index, which could change the value of the Index. Pursuant to its investment strategy or otherwise, BFA may add, delete, or substitute the stocks composing the Fund. Any of these actions could cause or contribute to large movements in the prices of the component stocks held by the Fund, which could cause the price of the Fund shares to decline.

THE FUND AND THE INDEX ARE DIFFERENT — The performance of the Fund may not exactly replicate the performance of the Index because the Fund will reflect transaction costs and fees that are not included in the calculation of the Index.

CURRENCY EXCHANGE RISK — Because the Fund invests in stocks denominated in foreign currencies, changes in currency exchange rates may negatively impact such exchanged traded funds’ returns.

NON-U.S. SECURITIES MARKETS RISKS — Because foreign companies or foreign equity securities held by the Fund may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets.

EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY — The value of the securities is subject to the political and economic risks of emerging market countries by linking to the performance of the Fund. Political or economic instability in emerging market countries could have an adverse effect on the value and payment at maturity of your securities.

THERE IS NO AFFILIATION BETWEEN THE FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE FUND — We are not affiliated with the Fund or the issuers of the component securities held by the Fund or underlying the Index replicated by the Fund. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by the Fund or underlying the Index.

Autocallable Securities Fact Sheet

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity if the securities have not been automatically called.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE FUND OR THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, any such research, opinions or recommendations could affect the price of the Fund or the value of the securities.

LACK OF LIQUIDITY — The securities will not be listed on any securities exchange.
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing such roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the price of the Fund on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Risk Factors” in the accompanying term sheet for more information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1284BG and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1284BG and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.